SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the Coupon Period ending February 22, 2000


               Westpac Securitisation Management Pty Limited,
      in its capacity as trust manager of the Series 1999-1G WST Trust
-------------------------------------------------------------------------------
              (Translation of registrant's name into English)


           Level 25, 60 Martin Place, Sydney, NSW 2000, Australia
-------------------------------------------------------------------------------
                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  __X__       Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                       Yes _______            No   __X__


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.






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

                                            NOTEHOLDERS REPORT - SERIES 1999-1G WST TRUST

Date of Report - Determination Date                        15-Feb-00

Housing Loan Collection Period                             10-Nov-99                    to                        09-Feb-00
                                                          (inclusive)                                            (inclusive)

Days in Collection Period                                      92

Coupon Period                                              19-Nov-99                    to                        21-Feb-00
                                                          (inclusive)                                            (exclusive)

Days in Coupon Period                                          94                       95                 22-Feb-2000 Class A Only

3 month BBSW at beginning of coupon period                  5.4883%              3 month USD-LIBOR                 6.10125%

Foreign Exchange Rate                                        0.6550
SUMMARY PAGE

Available Income                                               20,376,278.41
Total Available Funds                                          20,376,278.41
Accrued Interest Adjustment                                             0.00
Redraws Made This Period                                       25,600,991.10
Redraw Shortfall                                                        0.00
Redraw Facility Draw                                                    0.00
RFS Issued This Period                                                  0.00
Trust Expenses                                                    846,476.67
Total Payments                                                 18,929,549.63
Payment Shortfall                                                       0.00
Principal Draw This Period                                              0.00
Total Principal Draws Outstanding                               1,701,201.98
Gross Principal Collections                                   116,217,306.12
Principal Collections                                          90,616,315.02
Excess Available Income                                         1,446,728.78
Excess Collections Distribution                                         0.00
Liquidity Shortfall                                                     0.00
Liquidity Net Draw / (Repayment) this period                            0.00
Remaining Liquidity Shortfall                                           0.00
Liquidation Loss                                                        0.00
Principal Charge Offs                                                   0.00
Prepayment Benefit Shortfall                                      141,152.60
Average Daily Balance for Qtr                               1,137,783,116.81
Subordinated Percentage                                              2.7642%
Initial Subordinated Percentage                                      2.4400%
Average Quarterly Percentage                                         0.0000%

                                                                              Coupon/100,000/

                 Reuters Information                        Principal/100,000              10,000
                                Class A          0.00              6,714.9775           1,425.9303 usd
                                Class B          0.00                  0.0000             157.5672 aud
                                                                                                            Carryover

Stated Amount - AUD Equivalent                              Percentage        Forex Percentage             Chargeoffs

                      Class A        1,066,594,026.12               97.23578%         1.00000
                      Class B           33,750,000.00                2.76422%
                        RFS                      0.00                                 0.00000

                     TOTAL           1,100,344,026.12              100.00000%       100.00000%

Stated Amount - USD                                                           Bond Factor

                    Class A            698,619,087.11                                        0.7903825
                    Class B             22,106.250.00                                        1.0000000
                     RFS                         0.00

                   TOTAL               720,725,337.11                                        0.7954971

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

                                            $A

Scheduled principal                         6,804,194
Unscheduled principal                      82,365,392
                                     ----------------
Principal Collections                      89,169,586
                                     ----------------

Fixed Interest Rate Housing Loan          271,580,714
Variable Rate Housing Loans               827,062,110
                                      ---------------
                                        1,098,642,824



                                                       WST99-1G
                                              DELINQUENCY STATISTICS

    Collection Period Ended:   9th February, 2000
----------------------------------------------------------------------------------------------------------
                     Number         Current Balance          Instalment            % by            % by
                     of Loans                                Amount                Number          Balance
                                                             (A$)
----------------------------------------------------------------------------------------------------------
    Current          10,099          $1,020,991,088          7,715,702             93.44%           92.93%

    1-29                622             $66,771,955            472,545              5.75%            6.08%
    Days

    30-59                61              $7,893,599             51,825              0.56%            0.72%
    Days

    60-89                16              $2,027,111              6,852              0.15%            0.18%
    Days

    90-119                7                $554,734              4,067              0.06%            0.05%
    Days

    120-149               1                $106,896                751              0.01%            0.01%
    Days

    150 - 179             2                $297,442                878              0.02%            0.03%
    days
----------------------------------------------------------------------------------------------------------
    Total            10,808       $1,098,642,824.15          8,252,620            100.00%          100.00%
----------------------------------------------------------------------------------------------------------



                                 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Series 1999-1G WST Trust, by the undersigned, thereunto duly authorized.



                              Westpac Securitisation Management Pty Limited,
                              as Trust Manager for the Series 1999-1G WST Trust,
                              -------------------------------------------------
                              (Registrant)



Dated: February 19, 2000      By:  /s/  Lewis E. Love, Jr.
                                  ----------------------------------------
                              Name:  Lewis E. Love, Jr.
                                    --------------------------------------
                              Title:  Director & Secretary
                                     -------------------------------------







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